Manulife Reports
Second Quarter 2026 Results
TSX/NYSE/PSE: MFC    SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – August 5, 2026 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its second quarter results for the period ended June 30, 2026, delivering double-digit growth in core EPS and all three insurance new business metrics.1
Key highlights for the second quarter of 2026 (“2Q26”) include:
•Core earnings2 of $1.9 billion, up 12% on a CER basis3 compared with the second quarter of 2025 (“2Q25”)
•Net income attributed to shareholders of $2.1 billion, up $0.3 billion from 2Q25
•Core EPS4 of $1.09, up 16%3 from 2Q25. EPS of $1.20, up 22%3 from 2Q25
•Core ROE4 of 16.3% and ROE of 18.0%
•LICAT ratio5 of 136%
•APE sales up 21%6, new business CSM up 16%3 and new business value (“NBV”) up 10%6 from 2Q25
•Global Wealth and Asset Management (“Global WAM”) net inflows6 of $0.4 billion, compared with $0.9 billion of net inflows in 2Q25
“Manulife delivered a strong second quarter, with disciplined execution driving momentum against our strategic priorities. Core EPS increased 16% year over year, and all three insurance segments delivered double-digit top-line growth7, underscoring the strength of our diversified portfolio. In Asia, core earnings grew 21%, complemented by double-digit growth across all three new business metrics, while Global WAM expanded its margin and generated positive net flows, including strong contributions from our recently acquired CQS and
Comvest businesses.
“Manulife continued to strengthen our distribution capabilities and advance product innovation, including the launch of new high-net-worth insurance solutions, the expansion of ETF-based investment offerings in Global
WAM, and a new advisor network in the U.S. We are also accelerating the integration of AI across our business to enhance customer and distributor experiences, improve efficiency, and deliver tangible value. Recent industry recognition underscores our AI leadership and ability to scale innovation globally. The long-term care reinsurance transaction announced today will further reduce our risk profile, highlighting how we’re continuing to strengthen our business through innovative actions.8 We remain well positioned to continue executing on our strategy to generate sustainable growth over the long-term.”
— Phil Witherington, Manulife President & Chief Executive Officer
“Our CSM balance9 increased 20% year over year, reflecting strong new business growth and further strengthening our future earnings capacity. We also delivered positive operating leverage this quarter, achieving an expense efficiency ratio of 44.5%.4 Supported by our strong balance sheet and low financial leverage, we remained disciplined in our capital deployment, returning $2.6 billion to shareholders through dividends and share buybacks in the first half of 2026. Core ROE of 16.3% increased 130 basis points compared with 2Q25, reflecting the strength of our high-growth businesses. Together, these results underscore our continued focus on high-quality growth and long-term value creation.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q26	2Q25	Change[3,6]	2026	2025	Change[3,6]
Net income attributed to shareholders	$2,110	$1,789	17%	$3,257	$2,274	45%
Core earnings	$1,923	$1,726	12%	$3,759	$3,493	10%
EPS ($)	$1.20	$0.98	22%	$1.85	$1.23	52%
Core EPS ($)	$1.09	$0.95	16%	$2.15	$1.94	14%
ROE	18.0%	15.6%	2.4 pps	14.1%	9.7%	4.4 pps
Core ROE	16.3%	15.0%	1.3 pps	16.4%	15.3%	1.1 pps
Book value per common share ($)	$27.48	$24.90	10%	$27.48	$24.90	10%
Adjusted book value per common share ($)[4]	$41.12	$35.78	15%	$41.12	$35.78	15%
Financial leverage ratio (%)[4]	22.2%	23.6%	(1.4) pps	22.2%	23.6%	(1.4) pps
APE sales	$2,698	$2,230	21%	$5,519	$4,919	13%
New business CSM	$1,024	$882	16%	$2,043	$1,789	16%
NBV	$929	$846	10%	$1,873	$1,753	8%
Global WAM net flows ($ billions)	$0.4	$0.9	(57)%	$(3.9)	$1.4	-
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q26	2Q25	Change[6]	2026	2025	Change[6]
Asia (US$)
Net income attributed to shareholders	$768	$600	28%	$1,201	$1,035	17%
Core earnings	616	520	21%	1,214	1,012	21%
APE sales	1,496	1,233	21%	3,095	2,645	15%
New business CSM	561	480	17%	1,146	978	16%
NBV	506	451	13%	1,039	908	14%
Canada
Net income attributed to shareholders	$306	$390	(22)%	$544	$612	(11)%
Core earnings	379	419	(10)%	731	793	(8)%
APE sales	426	345	23%	842	836	1%
New business CSM	129	100	29%	232	191	21%
NBV	162	161	1%	314	341	(8)%
U.S. (US$)
Net income attributed to shareholders	$110	$26	323%	$211	$(371)	-
Core earnings	218	141	55%	459	392	17%
APE sales	145	130	12%	300	250	20%
New business CSM	85	86	(1)%	168	156	8%
NBV	48	46	4%	92	94	(2)%
Global WAM
Net income attributed to shareholders	$514	$482	7%	$917	$925	2%
Core earnings	505	463	9%	953	917	6%
Gross flows ($ billions)[6]	58.7	43.8	33%	114.8	94.1	23%
Average AUMA ($ billions)[6]	1,162	1,005	15%	1,140	1,022	13%
Core EBITDA margin (%)[4]	31.2%	30.1%	110 bps	30.1%	29.2%	90 bps

Strategic Highlights
We are differentiating through superior distribution and product innovation
In Asia, we demonstrated the strength and caliber of our agency force with Manulife Asia achieving a 9% year-
over-year increase in the number of Million Dollar Round Table (“MDRT”) members, the highest increase among top 10 multinational insurers10 in 2026. This reflects continued progress in scaling our high-quality agency force, supported by investments in Manulife Business Academy training programs, AI-enabled capability building, and broader advisor excellence initiatives.
We launched two high-net-worth (“HNW”) insurance solutions this quarter. The first is an indexed HNW Takaful solution, the first of its kind, designed to address the evolving wealth, protection, and legacy planning needs of affluent families and business owners across the Middle East, North Africa and South Asia. And the second is a
HNW insurance savings solution that uniquely combines the long-term stability and wealth preservation benefits of
a participating life insurance policy with investment diversification through the addition of a Manulife | CQS asset-
backed securities strategy.
In Global WAM, we expanded our ETF-based investment offerings to our retail customers across North America, with the launch of new asset allocation ETFs and ETF-based mutual funds in Canada, and the John Hancock
Hedged Equity ETF in the U.S., broadening access to actively managed, outcome-oriented investment solutions.
In the U.S., we established the Longer. Healthier. Better. Network, an aligned community of independent licensed financial advisors committed to supporting customer longevity, wellness and financial well-being through our differentiated insurance and wealth-planning solutions. Additionally, we broadened the customer reach of our life insurance solutions with an enhanced variable universal life offering that delivers greater protection, flexibility, and long‑term value, better aligning our suite of solutions with evolving customer needs and supporting future growth.
We are making continued progress on our AI strategic priority, with industry recognition of our leadership and execution
We were named the number one life insurer for AI maturity for the second consecutive year in the 2026 Evident AI
Index for Insurance, while ranking first among North American insurers, and in the top three overall among 30 major insurers in North America and Europe. This recognition highlights our ability to scale AI-driven innovation across our global footprint, delivering measurable business value and impact, and accelerating progress on our strategic priority to operate as an AI-powered organization.
In Canada, we were recognized as the Model Insurer for Data, Analytics & AI by Celent, a global financial services research and advisory firm, for our innovative use of AI in underwriting through the Manulife Automated
Underwriting Decision Engine (“MAUDE”), reflecting our AI leadership in elevating advisor and customer experiences by accelerating access to coverage and enhancing operational efficiency.
In Global WAM, we advanced scalable AI capabilities with the launch of new agentic AI solutions, bringing the portfolio to 13 solutions across AI-powered document intelligence readers and knowledge assistants. These capabilities are enhancing customer experience, improving operational efficiency, and creating a model for scaling
AI across Manulife.
In Asia, we became a Core Participating Insurer in the Hong Kong Insurance Authority’s AI Cohort Programme,
underscoring our commitment to advancing the responsible adoption of AI and supporting Hong Kong’s development as a regional hub for AI innovation.
We are advancing our health and longevity leadership through partnerships, insights, and wellness offerings
We reinforced our leadership in longevity with the launch of the Longevity Preparedness Tool, a first‑of‑its‑kind personalized assessment developed in collaboration with the MIT AgeLab and our U.S. insurance and retirement businesses, helping individuals assess and improve their readiness for living longer, healthier, better lives.
In Asia, we activated our strategic partnership with Bupa International Limited (“Bupa”) in Hong Kong, expanding customer access to Bupa’s healthcare provider partners. This initial phase of enhancements quadrupled our medical specialist network to more than 900 providers, providing customers with greater choice for healthcare.
In Global WAM, we enhanced health and wellness offerings for eligible Canada Group Retirement plan members and private wealth clients, providing preferred-rate access to select health and wellness solutions, reinforcing our focus on health, wealth, and longevity.
In Canada, we released our 2025 Wellness Report, providing unique insights into the evolving health and wellness needs of Canada’s workforce and helping our group benefits plan sponsors make more informed decisions about the programs and benefits that can best meet the needs of their employees.

Continued business growth supported double-digit increase in core earnings11
Core earnings of $1.9 billion in 2Q26, up 12% from 2Q25
The increase in core earnings reflected strong business growth in Asia and Global WAM, a lower charge in the expected credit loss (“ECL”) provision, and the net positive impact of 2025 updates to actuarial methods and assumptions. The increase was partially offset by lower investment spreads in the U.S., the impact of the eMPF transition in Hong Kong, and more unfavourable net insurance experience.
•Asia core earnings increased 21%, reflecting continued business growth and the net positive impact of 2025 updates to actuarial methods and assumptions, partially offset by less favourable insurance experience.
•Global WAM core earnings increased 9%, primarily driven by higher net fee income from favourable market
impacts over the past 12 months and contributions from the Manulife | Comvest business, partially offset by
the impact of the eMPF transition in Hong Kong and higher expenses supporting business growth.
•Canada core earnings decreased 10%, reflecting unfavourable claims experience, and higher expenses in
Group Insurance to support the growing business and transformational investments to elevate customer experience. This was partially offset by the net positive impact of 2025 updates to actuarial methods and assumptions, an ECL provision release, and higher investment spreads.
•U.S. core earnings increased 55%, reflecting improved claims experience in both life and long-term care and a lower charge in the ECL provision, partially offset by lower investment spreads.
•Corporate and Other core earnings decreased by $45 million, primarily driven by a higher accrual for withholding taxes, lower earnings on surplus assets, and higher expenses.
Net Income attributed to shareholders of $2.1 billion in 2Q26, $0.3 billion higher compared with 2Q25
The $0.3 billion increase in net income was driven by core earnings growth and more favourable market experience. The net gain from market experience in 2Q26 reflected higher-than-expected returns on public equity, partially offset by lower-than-expected returns on alternative long-duration assets, mainly related to infrastructure, private equity and real estate investments.
Double-digit growth across insurance new business metrics and positive net flows in Global WAM
APE sales, new business CSM and NBV increased 21%, 16%, and 10%, respectively, highlighting the strength of our diversified business portfolio
•Asia continued to deliver strong momentum in APE sales, new business CSM and NBV, with a year-over-year increase of 21%, 17% and 13%, respectively, primarily driven by growth in Hong Kong, Singapore and Japan.
NBV margin was 36.3%.6
•Canada APE sales increased 23%, driven by higher sales in large-case Group Insurance and participating life insurance. New business CSM also grew 29%, reflecting higher sales, and increased margins in Individual
Insurance and Annuities. NBV increased 1%, as higher sales more than offset the impacts of lower margins and a less favourable product mix in Group Insurance.
•In the U.S., APE sales increased 12%, supported by product enhancements and distribution expansion. The impact of higher sales combined with a less favourable product mix resulted in a 4% increase in NBV and a
1% decrease in new business CSM.
Global WAM net inflows of $0.4 billion in 2Q26, compared with net inflows of $0.9 billion in 2Q25
•Retirement net outflows were $4.9 billion in 2Q26 compared with net inflows of $2.0 billion in 2Q25. The variance reflects higher retirement plan redemptions, higher net member withdrawals reflecting higher account balances from market growth in North America, and a large-case plan sponsor sale in the U.S. in 2Q25.
•Retail net outflows were $1.4 billion in 2Q26 compared with net outflows of $3.2 billion in 2Q25. The variance is primarily driven by higher net flows in mainland China, third-party intermediaries in the U.S., and in our retail wealth business in Canada, partially offset by lower net flows in Canada active mutual funds through third-
party intermediaries.
•Institutional Asset Management net inflows were $6.7 billion in 2Q26 compared with net inflows of $2.1 billion in 2Q25. The variance is attributed to higher net flows from fixed income mandates, money market mandates
in mainland China, infrastructure mandates, and private credit mandates in the Manulife | Comvest business,
along with higher net flows from Manulife | CQS products.

New business growth continued to drive higher organic CSM and CSM balance
CSM was $27,263 million as at June 30, 2026
CSM increased $2,294 million compared with December 31, 2025. Organic CSM movement contributed $1,191 million of the increase, representing a 10% annualized growth in our CSM net of NCI balance12, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $1,103 million, driven by the favourable impacts of changes in foreign currency exchange rates and equity market performance. Post-tax
CSM net of NCI2 was $22,667 million as at June 30, 2026.

(1)Insurance new business metrics comprise annualized premium equivalent (“APE”) sales, new business contractual service margin net of NCI (“new business
CSM”), and new business value (“NBV”).
(2)Core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-
GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2Q26 Management’s Discussion and Analysis (“2Q26
MD&A”).
(3)Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), new business
CSM, and net income attributed to shareholders are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
(4)Core EPS, core ROE, expense efficiency ratio, adjusted book value per common share, financial leverage ratio, and core EBITDA margin are non-GAAP ratios.
(5)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2026. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
(6)For more information on APE sales, NBV, net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows, and average AUMA are stated on a constant exchange rate basis.
(7)Top-line refers to APE sales.
(8)The transaction is expected to close in Q4 2026, subject to the receipt of regulatory approvals, see "Caution regarding forward-looking statements" below.
(9)CSM net of non-controlling interests (“NCI”). Percentage growth in CSM net of NCI is stated on a constant exchange rate basis and is a non-GAAP ratio.
(10)Current ranking announced in July 2026 and is based on 2025 full year performance. Manulife ranked third globally among multinational insurers.
(11)See section A1 “Profitability” in our 2Q26 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(12)Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.

Earnings Results Conference Call
Manulife will host a conference call and live webcast on its Second Quarter 2026 results on August 6, 2026, at
8:00 a.m. (ET). To access the conference call, dial 1-888-317-6003 or 1-647-846-2809 (Passcode: 4928939#).
Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://www.manulife.com/ca/en/about-us/investors/
results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until November 6, 2026, by dialing 1-855-669-9658 or 1-412-317-0088 (Passcode: 2045803#).
The Second Quarter 2026 Statistical Information Package is also available on the Manulife website at https://
www.manulife.com/ca/en/about-us/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s Second Quarter 2026 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/
ca/en/about-us/investors/results-and-reports. The Company’s 2Q26 MD&A and additional information relating to the Company is available on the SEDAR+ website at https://www.sedarplus.ca and on the U.S. Securities and
Exchange Commission’s (“SEC”) website at https://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Derek Theobalds
(437) 441-7491	(416) 254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	2Q26	1Q26	2Q25	2026	2025
Core earnings
Asia	$853	$820	$720	$1,673	$1,425
Canada	379	352	419	731	793
U.S.	301	331	194	632	555
Global Wealth and Asset Management	505	448	463	953	917
Corporate and Other	(115)	(115)	(70)	(230)	(197)
Total core earnings	$1,923	$1,836	$1,726	$3,759	$3,493
Items excluded from core earnings
Market experience gains (losses)	201	(666)	113	(465)	(1,219)
Change in actuarial methods and assumptions that flow directly through income	-	-	-	-	-
Restructuring charge	-	-	-	-	-
Amortization of acquisition-related intangible assets(1)	(16)	(18)	-	(34)	-
Reinsurance transactions, tax-related items and other	2	(5)	(50)	(3)	-
Net income attributed to shareholders	$2,110	$1,147	$1,789	$3,257	$2,274
(1)Includes the amortization of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. This item is excluded from core earnings commencing in 3Q25. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods. See our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” of the 2Q26 MD&A.
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with IFRS as issued by the
International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders;
core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of
NCI”);  and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; CSM; CSM net of NCI and new business CSM.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; growth in the CSM net of NCI from organic CSM movement; and percentage growth/
decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”); CSM; CSM net of NCI;
and new business CSM.
Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than new business CSM are provided in our 2Q26 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2Q26 MD&A, which is incorporated by reference.

Reconciliation of core earnings to net income attributed to shareholders – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,464	$401	$181	$623	$103	$2,772
Income tax (expenses) recoveries
Core earnings	(123)	(97)	(67)	(101)	31	(357)
Items excluded from core earnings	(107)	27	39	(2)	(54)	(97)
Income tax (expenses) recoveries	(230)	(70)	(28)	(103)	(23)	(454)
Net income (post-tax)	1,234	331	153	520	80	2,318
Less: Net income (post-tax) attributed to
Non-controlling interests	126	-	-	6	5	137
Participating policyholders	46	25	-	-	-	71
Net income (loss) attributed to shareholders (post- tax)	1,062	306	153	514	75	2,110
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	209	(70)	(150)	22	190	201
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(16)	-	(16)
Reinsurance transactions, tax related items and other	-	(3)	2	3	-	2
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
Income tax on core earnings (see above)	123	97	67	101	(31)	357
Core earnings (pre-tax)	$976	$476	$368	$606	$(146)	$2,280
Core earnings, CER basis and U.S. dollars – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$853	$379	$301	$505	$(115)	$1,923
Income tax on core earnings, CER basis(2)	123	97	67	101	(31)	357
Core earnings, CER basis (pre-tax)	$976	$476	$368	$606	$(146)	$2,280
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$616		$218
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$616		$218
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q26.

Reconciliation of core earnings to net income attributed to shareholders – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$776	$325	$159	$489	$(283)	$1,466
Income tax (expenses) recoveries
Core earnings	(100)	(88)	(78)	(88)	42	(312)
Items excluded from core earnings	(27)	26	57	12	14	82
Income tax (expenses) recoveries	(127)	(62)	(21)	(76)	56	(230)
Net income (post-tax)	649	263	138	413	(227)	1,236
Less: Net income (post-tax) attributed to
Non-controlling interests	33	-	-	10	-	43
Participating policyholders	21	25	-	-	-	46
Net income (loss) attributed to shareholders (post- tax)	595	238	138	403	(227)	1,147
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(225)	(114)	(193)	(22)	(112)	(666)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax related items and other	-	-	-	(5)	-	(5)
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings (see above)	100	88	78	88	(42)	312
Core earnings (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings, CER basis and U.S. dollars – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
CER adjustment(1)	4	-	4	2	-	10
Core earnings, CER basis (post-tax)	$824	$352	$335	$450	$(115)	$1,846
Income tax on core earnings, CER basis(2)	101	88	78	88	(42)	313
Core earnings, CER basis (pre-tax)	$925	$440	$413	$538	$(157)	$2,159
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$598		$241
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$596		$241
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q26.

Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post- tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	(13)	-	-	-	-	(13)
Core earnings, CER basis (post-tax)	$707	$419	$194	$463	$(70)	$1,713
Income tax on core earnings, CER basis(2)	93	110	38	89	(33)	297
Core earnings, CER basis (pre-tax)	$800	$529	$232	$552	$(103)	$2,010
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	(10)		-
Core earnings, CER basis (post-tax), US $	$510		$141
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q25.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,240	$726	$340	$1,112	$(180)	$4,238
Income tax (expenses) recoveries
Core earnings	(223)	(185)	(145)	(189)	73	(669)
Items excluded from core earnings	(134)	53	96	10	(40)	(15)
Income tax (expenses) recoveries	(357)	(132)	(49)	(179)	33	(684)
Net income (post-tax)	1,883	594	291	933	(147)	3,554
Less: Net income (post-tax) attributed to
Non-controlling interests	159	-	-	16	5	180
Participating policyholders	67	50	-	-	-	117
Net income (loss) attributed to shareholders (post- tax)	1,657	544	291	917	(152)	3,257
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(16)	(184)	(343)	-	78	(465)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(34)	-	(34)
Reinsurance transactions, tax related items and other	-	(3)	2	(2)	-	(3)
Core earnings (post-tax)	$1,673	$731	$632	$953	$(230)	$3,759
Income tax on core earnings (see above)	223	185	145	189	(73)	669
Core earnings (pre-tax)	$1,896	$916	$777	$1,142	$(303)	$4,428
Core earnings, CER basis and U.S. dollars – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,673	$731	$632	$953	$(230)	$3,759
CER adjustment(1)	4	-	4	2	-	10
Core earnings, CER basis (post-tax)	$1,677	$731	$636	$955	$(230)	$3,769
Income tax on core earnings, CER basis(2)	224	185	145	189	(73)	670
Core earnings, CER basis (pre-tax)	$1,901	$916	$781	$1,144	$(303)	$4,439
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,214		$459
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$1,212		$459
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2026 year-to-date core earnings.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,962	$831	$(700)	$1,103	$(236)	$2,960
Income tax (expenses) recoveries
Core earnings	(195)	(199)	(121)	(175)	61	(629)
Items excluded from core earnings	(85)	25	288	(2)	(11)	215
Income tax (expenses) recoveries	(280)	(174)	167	(177)	50	(414)
Net income (post-tax)	1,682	657	(533)	926	(186)	2,546
Less: Net income (post-tax) attributed to
Non-controlling interests	116	-	-	1	(2)	115
Participating policyholders	112	45	-	-	-	157
Net income (loss) attributed to shareholders (post- tax)	1,454	612	(533)	925	(184)	2,274
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	84	(179)	(1,088)	5	(41)	(1,219)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(55)	(2)	-	3	54	-
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
Income tax on core earnings (see above)	195	199	121	175	(61)	629
Core earnings (pre-tax)	$1,620	$992	$676	$1,092	$(258)	$4,122
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
CER adjustment(1)	(40)	-	(13)	(13)	-	(66)
Core earnings, CER basis (post-tax)	$1,385	$793	$542	$904	$(197)	$3,427
Income tax on core earnings, CER basis(2)	190	199	118	173	(61)	619
Core earnings, CER basis (pre-tax)	$1,575	$992	$660	$1,077	$(258)	$4,046
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,012		$392
CER adjustment US $(1)	(12)		-
Core earnings, CER basis (post-tax), US $	$1,000		$392
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.
Core earnings available to common shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core earnings	$1,923	$1,836	$1,993	$2,035	$1,726	$3,759	$3,493	$7,521
Less: Preferred share dividends and other equity distributions	103	58	103	58	103	161	160	321
Core earnings available to common shareholders	1,820	1,778	1,890	1,977	1,623	3,598	3,333	7,200
CER adjustment(1)	-	10	(15)	(5)	(13)	10	(66)	(86)
Core earnings available to common shareholders, CER basis	$1,820	$1,788	$1,875	$1,972	$1,610	$3,608	$3,267	$7,114
(1)The impact of updating foreign exchange rates to which was used in 2Q26.

Core ROE
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core earnings available to common shareholders	$1,820	$1,778	$1,890	$1,977	$1,623	$3,598	$3,333	$7,200
Annualized core earnings available to common shareholders (post-tax)	$7,300	$7,211	$7,498	$7,844	$6,510	$7,256	$6,721	$7,200
Average common shareholders’ equity (see below)	$44,818	$43,717	$43,759	$43,238	$43,448	$44,267	$43,921	$43,709
Core ROE (annualized) (%)	16.3%	16.5%	17.1%	18.1%	15.0%	16.4%	15.3%	16.5%
Average common shareholders’ equity
Total shareholders’ and other equity	$52,324	$50,632	$50,121	$50,716	$49,080	$52,324	$49,080	$50,121
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$45,664	$43,972	$43,461	$44,056	$42,420	$45,664	$42,420	$43,461
Average common shareholders’ equity	$44,818	$43,717	$43,759	$43,238	$43,448	$44,267	$43,921	$43,709
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
CSM	$29,205	$27,325	$26,568	$26,283	$23,722
Less: CSM for NCI	1,942	1,736	1,599	1,565	1,406
CSM, net of NCI	$27,263	$25,589	$24,969	$24,718	$22,316
CER adjustment(1)	-	310	639	232	469
CSM, net of NCI, CER basis	$27,263	$25,899	$25,608	$24,950	$22,785
CSM by segment
Asia	$19,562	$18,228	$17,750	$17,580	$15,786
Asia NCI	1,942	1,736	1,599	1,565	1,406
Canada	4,509	4,432	4,459	4,490	4,133
U.S.	3,188	2,927	2,760	2,649	2,386
Corporate and Other	4	2	-	(1)	11
CSM	$29,205	$27,325	$26,568	$26,283	$23,722
CSM, CER adjustment(1)
Asia	$-	$262	$542	$181	$374
Asia NCI	-	58	101	104	130
Canada	-	-	-	-	-
U.S.	-	49	97	52	95
Corporate and Other	-	-	-	-	1
Total	$-	$369	$740	$337	$600
CSM, CER basis
Asia	$19,562	$18,490	$18,292	$17,761	$16,160
Asia NCI	1,942	1,794	1,700	1,669	1,536
Canada	4,509	4,432	4,459	4,490	4,133
U.S.	3,188	2,976	2,857	2,701	2,481
Corporate and Other	4	2	-	(1)	12
Total CSM, CER basis	$29,205	$27,694	$27,308	$26,620	$24,322
Post-tax CSM
CSM	$29,205	$27,325	$26,568	$26,283	$23,722
Marginal tax rate on CSM	(4,781)	(4,510)	(4,403)	(4,347)	(3,940)
Post-tax CSM	$24,424	$22,815	$22,165	$21,936	$19,782
CSM, net of NCI	$27,263	$25,589	$24,969	$24,718	$22,316
Marginal tax rate on CSM net of NCI	(4,596)	(4,334)	(4,236)	(4,181)	(3,789)
Post-tax CSM net of NCI	$22,667	$21,255	$20,733	$20,537	$18,527
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q26.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
New business CSM
Hong Kong	$322	$316	$244	$287	$286	$638	$602	$1,133
Japan	122	167	159	76	74	289	155	390
Mainland China	66	114	55	112	63	180	189	356
Singapore	228	165	159	182	140	393	278	619
Other(2)	39	40	80	55	100	79	154	289
Asia	777	802	697	712	663	1,579	1,378	2,787
Canada	129	103	135	109	100	232	191	435
U.S.	118	114	188	145	119	232	220	553
Total new business CSM	$1,024	$1,019	$1,020	$966	$882	$2,043	$1,789	$3,775
New business CSM, CER adjustment(3)
Hong Kong	$-	$3	$(2)	$2	$-	$3	$(10)	$(11)
Japan	-	(1)	(6)	(6)	(7)	(1)	(13)	(25)
Mainland China	-	3	2	6	4	3	7	16
Singapore	-	1	-	2	2	1	4	6
Other(2)	-	(1)	(1)	(1)	-	(1)	(3)	(5)
Asia	-	5	(7)	3	(1)	5	(15)	(19)
Canada	-	-	1	-	-	-	-	-
U.S.	-	1	(2)	1	-	1	(4)	(5)
Total new business CSM	$-	$6	$(8)	$4	$(1)	$6	$(19)	$(24)
New business CSM, CER basis
Hong Kong	$322	$319	$242	$289	$286	$641	$592	$1,122
Japan	122	166	153	70	67	288	142	365
Mainland China	66	117	57	118	67	183	196	372
Singapore	228	166	159	184	142	394	282	625
Other(2)	39	39	79	54	100	78	151	284
Asia	777	807	690	715	662	1,584	1,363	2,768
Canada	129	103	136	109	100	232	191	435
U.S.	118	115	186	146	119	233	216	548
Total new business CSM, CER basis	$1,024	$1,025	$1,012	$970	$881	$2,049	$1,770	$3,751
(1)New business CSM is net of NCI.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines and Vietnam.
(3)The impact of updating foreign exchange rates to that which was used in 2Q26.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Net income (loss) attributed to shareholders:
Asia	$1,062	$595	$623	$895	$830	$1,657	$1,454	$2,972
Canada	306	238	252	449	390	544	612	1,313
U.S.	153	138	81	(75)	36	291	(533)	(527)
Global WAM	514	403	452	523	482	917	925	1,900
Corporate and Other	75	(227)	91	7	51	(152)	(184)	(86)
Total net income (loss) attributed to shareholders	2,110	1,147	1,499	1,799	1,789	3,257	2,274	5,572
Preferred share dividends and other equity distributions	(103)	(58)	(103)	(58)	(103)	(161)	(160)	(321)
Common shareholders’ net income (loss)	$2,007	$1,089	$1,396	$1,741	$1,686	$3,096	$2,114	$5,251
CER adjustment(1)
Asia	$-	$3	$(3)	$21	$3	$3	$(30)	$(11)
Canada	-	-	-	-	-	-	-	-
U.S.	-	4	(1)	(1)	1	4	22	18
Global WAM	-	3	(5)	3	(2)	3	(19)	(21)
Corporate and Other	-	-	(2)	(2)	5	-	13	10
Total net income (loss) attributed to shareholders	-	10	(11)	21	7	10	(14)	(4)
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$10	$(11)	$21	$7	$10	$(14)	$(4)
Net income (loss) attributed to shareholders, CER basis
Asia	$1,062	$598	$620	$916	$833	$1,660	$1,424	$2,961
Canada	306	238	252	449	390	544	612	1,313
U.S.	153	142	80	(76)	37	295	(511)	(509)
Global WAM	514	406	447	526	480	920	906	1,879
Corporate and Other	75	(227)	89	5	56	(152)	(171)	(76)
Total net income (loss) attributed to shareholders, CER basis	2,110	1,157	1,488	1,820	1,796	3,267	2,260	5,568
Preferred share dividends and other equity distributions, CER basis	(103)	(58)	(103)	(58)	(103)	(161)	(160)	(321)
Common shareholders' net income (loss), CER basis	$2,007	$1,099	$1,385	$1,762	$1,693	$3,106	$2,100	$5,247
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$768	$433	$447	$649	$600	$1,201	$1,035	$2,131
CER adjustment, US $(1)	-	(1)	-	13	2	(1)	(7)	6
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$768	$432	$447	$662	$602	$1,200	$1,028	$2,137
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$2,110	$1,147	$1,499	$1,799	$1,789	$3,257	$2,274	$5,572
Tax on net income attributed to shareholders	427	215	292	283	307	642	354	929
Net income (loss) attributed to shareholders (pre-tax)	2,537	1,362	1,791	2,082	2,096	3,899	2,628	6,501
CER adjustment(1)	-	6	(9)	(11)	(12)	6	(30)	(49)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,537	$1,368	$1,782	$2,071	$2,084	$3,905	$2,598	$6,452
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Adjusted book value
($ millions)

	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
As at
Common shareholders’ equity	$45,664	$43,972	$43,461	$44,056	$42,420
Post-tax CSM, net of NCI	22,667	21,255	20,733	20,537	18,527
Adjusted book value	$68,331	$65,227	$64,194	$64,593	$60,947

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Global WAM core earnings (post-tax)	$505	$448	$490	$525	$463	$953	$917	$1,932
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	101	88	93	82	89	189	175	350
Amortization of deferred acquisition costs and other depreciation	62	63	61	44	51	125	97	202
Amortization of deferred sales commissions	25	24	24	21	20	49	42	87
Core EBITDA	$693	$623	$668	$672	$623	$1,316	$1,231	$2,571
CER adjustment(1)	-	4	(5)	2	(1)	4	(18)	(21)
Core EBITDA, CER basis	$693	$627	$663	$674	$622	$1,320	$1,213	$2,550
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core EBITDA margin
Core EBITDA	$693	$623	$668	$672	$623	$1,316	$1,231	$2,571
Core revenue	$2,220	$2,146	$2,285	$2,175	$2,069	$4,366	$4,209	$8,669
Core EBITDA margin	31.2%	29.0%	29.2%	30.9%	30.1%	30.1%	29.2%	29.7%
Global WAM core revenue
Other revenue per financial statements	$2,216	$1,930	$2,147	$2,145	$1,851	$4,146	$3,837	$8,129
Less: Other revenue in segments other than Global WAM	155	(56)	28	121	(53)	99	(42)	107
Other revenue in Global WAM (fee income)	$2,061	$1,986	$2,119	$2,024	$1,904	$4,047	$3,879	$8,022
Investment income per financial statements	$4,875	$4,536	$5,358	$4,682	$4,740	$9,411	$8,974	$19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	5,705	(1,384)	1,106	3,784	2,377	4,321	1,385	6,275
Total investment income	10,580	3,152	6,464	8,466	7,117	13,732	10,359	25,289
Less: Investment income in segments other than Global WAM	10,370	3,015	6,300	8,275	6,924	13,385	10,013	24,588
Investment income in Global WAM	$210	$137	$164	$191	$193	$347	$346	$701
Total other revenue and investment income in Global WAM	$2,271	$2,123	$2,283	$2,215	$2,097	$4,394	$4,225	$8,723
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	28	(28)	(1)	24	20	-	6	29
Revenue related to integration and acquisitions	23	5	(1)	16	8	28	10	25
Global WAM core revenue	$2,220	$2,146	$2,285	$2,175	$2,069	$4,366	$4,209	$8,669

Core expenses
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core expenses
General expenses – Statements of Income	$1,248	$1,251	$1,327	$1,232	$1,140	$2,499	$2,342	$4,901
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	43	48	48	42	40	91	82	172
Directly attributable maintenance expense(1)	559	552	542	524	514	1,111	1,046	2,112
Total expenses	1,850	1,851	1,917	1,798	1,694	3,701	3,470	7,185
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	16	-	-	-	-	16
Amortization of acquisition-related intangible assets	21	23	16	8	-	44	-	24
Integration and acquisition	-	-	7	22	-	-	-	29
Legal provisions and Other expenses	3	1	5	10	5	4	5	20
Total	24	24	44	40	5	48	5	89
Core expenses	$1,826	$1,827	$1,873	$1,758	$1,689	$3,653	$3,465	$7,096
CER adjustment(2)	-	7	(10)	2	(5)	7	(36)	(44)
Core expenses, CER basis	$1,826	$1,834	$1,863	$1,760	$1,684	$3,660	$3,429	$7,052
Total expenses	$1,850	$1,851	$1,917	$1,798	$1,694	$3,701	$3,470	$7,185
CER adjustment(2)	-	7	(10)	2	(4)	7	(36)	(44)
Total expenses, CER basis	$1,850	$1,858	$1,907	$1,800	$1,690	$3,708	$3,434	$7,141
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 2Q26.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S.
Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, the expected closing time of the reinsurance transaction described herein and its expected impact, and the expected benefits and value derived from the use of AI and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”,
“outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”,
“goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’
expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements;
our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;
the realization of losses arising from the sale of investments classified fair value through other comprehensive income;
our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; the receipt of required regulatory approvals with respect to the reinsurance transaction described herein; our ability to execute our digital plans and to deploy future digital use cases, including with respect to AI, and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and
Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and
Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk
Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.